                                                  Filed by QLogic Corporation
                                                  pursuant to Rule 425 under the
                                                  Securities Act of 1933 and
                                                  deemed filed pursuant to Rule
                                                  14a-12 of the Securities
                                                  Exchange Act of 1934

                                                  Subject Company: Ancor
                                                  Communications, Incorporated

                                                  Commission File No.: 001-12982

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL HELD ON MAY 8, 2000 BY QLOGIC CORPORATION.

                         SPECIAL INVESTOR TELECONFERENCE

                               MONDAY, May 8, 2000

                   [QLOGIC/ANCOR CONFERENCE CALL MAY 8, 2000]

OPERATOR:           Ladies and Gentlemen thank you for standing by. Welcome to the QLogic and Ancor conference call. At this time, all participants turn listen only mode. Later, we will conduct the question and answer session. At that time, if you have a question, you will need to press the one and the four on your push button phone. As a reminder, this conference is being recorded Monday, May the 8th year 2000. I will now like to turn the conference over to Mr. H. K. Desai, President, Chairman and Chief Executive Officer of QLogic.
                    Please go ahead sir.

H. K DESAI:         Thank you, operator. Good morning, and welcome to
                    this special teleconference regarding QLogic's acquisition of Ancor Communications. I'm H.K. Desai, Chairman, CEO and
                    President of QLogic and with me is Tom Anderson, QLogic's
                    Chief Financial Officer. Also joining us today is Ken
                    Hendrickson, Chairman and Chief Executive Officer of Ancor
                    Communications, and Ancor's Chief Financial Officer, Steve
                    Snyder. I will outline some of the major points of our announcement earlier today regarding the pending acquisition of Ancor Communications by QLogic, and Ken will add some commentary regarding the transaction. At the conclusion of these comments we will then open up the line for a general question and answer session. During the course of this conference call, we may make forward-looking statements regarding future events or the financial performance of the company. We wish to caution that actual events or results may differ materially. We refer you to the documents that QLogic and Ancor Communications files with the SEC, specifically the most recent 10-K and 10-Qs. These documents identify important factors that could cause our actual results to differ materially from expectations.

                    This conference call report is protected by copyright law and international treaties. Unauthorized reproduction or distribution of this report or any portion of it may result in civil and criminal penalties. Any recording or other use or transmission of the text or audio for today's call is not allowed without the express permission of QLogic and Ancor Communications. With that being said, I will continue our discussion of this acquisition. Earlier today we announced that we entered into an agreement to acquire Ancor Communications, Incorporated, in which QLogic will exchange
                    0.5275 shares of common stock for each share of Ancor common stock. Based on the closing market price for QLogic of $99.94 as of Friday, May 5, 2000, the transaction value is approximately $1.7 billion. The proposed transaction is intended to qualify as a pooling-of-interests and as a tax-free exchange of shares under IRS regulations. Completion of the proposed transaction is subject to approval of the shareholders of both companies and appropriate regulatory clearances. We expect to close this transaction in the third calendar quarter. We expect the transaction to be neutral to slightly accretive to calendar year 2001 earnings, as well as, obviously QLogic's fiscal year ended March 2002. These forecasts to not include any operational or strategic benefits. QLogic is the leading supplier of Fibre Channel end-node connectivity solutions for servers, workstations, storage subsystems, peripheral devices and management controllers. Combined with Ancor's performance oriented scaleable switch products, QLogic will be uniquely positioned to deliver total SAN solutions to the marketplace. Customers will benefit from end-to-end tested SAN solutions, as well as faster time-to-market deployments of Fibre Channel products. The combination of our two companies will be able to provide higher value-added solutions to a broader base of customers and channels. I would now like to have Ken briefly address Ancor's business and give you his perspective on this transaction, Ken?

KEN HENDRICKSON:    Thanks H.K.. As H.K. mentioned, Ancor Communications
                    provides high-performance Fibre Channel switches for storage area networks. The company's customers include Sun
                    Microsystems, MTI Technology Corporation, EMC, Hitachi Data
                    Systems, INRANGE, and SAN resellers, including Bell
                    Microproducts. The company was the first to deliver a Fibre
                    Channel switch, and the first to top the one-gigabit performance level. Through this unique merger, we will be able to get access to an expanded customer base with complete high-performance, interoperable SAN solutions. The combined company's financial and technical resources and comprehensive product scope make it second to none in the Fibre Channel arena. It is especially noteworthy that the combination will allow Ancor and QLogic to accelerate its competitive advantages in the SAN marketplace. Importantly, we have found strong similarities in company cultures that will aid us in making this a very successful partnership.
                    With that being said, I will now turn over this teleconference to Tom Anderson, QLogic's Chief Financial
                    Officer, Tom?

TOM ANDERSON:       Thanks Ken. When they become available, we urge investors
                    and security holders to read QLogic's Registration Statement on Form S-4 and the Prospectus/Proxy Statement on QLogic and Ancor relating to the merger transaction described below, because they will contain important information. When these and other documents relating to the transaction are filed with the Securities and Exchange Commission, they may be obtained free at the SEC's Web Site at www.sec.gov. You may also obtain each of these documents (when they become available) for free from QLogic or from Ancor by directing your request to the investor relations contacts in the press release issued earlier today. This concludes our brief formal comments and now we would like to open up the meeting for questions and answers. Operator, please poll for any questions.

OPERATOR:           Ladies and Gentleman, if you have a question, please press the one or above the four on your push button phone. You will hear a three tone prompt acknowledging your requesting.
                    If your question has been answered, and you would like to withdraw your request, you may do so, by pressing the one followed by the three. If you're using a speaker phone today, please pick up


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                    your handset before entering your request. One moment please for the first question. Robert Monigue of Morgan Keegan, please proceed with your question or comment.

ROBERT MONIGUE:     Hi guys, way to go, I wanted to see if you would delineate a little more. Both of you have strategic relationships with Sun. How do you see this impacting on the added features you can offer to Sun as part of this transaction? And also, generally, how you will be able to combine the technologies to offer synergies in the marketplace, in terms of future benefits to customers? Thanks.

H. K. DESAI:        We both have a great relationship with Sun and we already
                    talked to Sun Micro Systems last night and their response was very positive from their management. What synergy we are going to provide is that we are going to provide the total
                    SAN solutions of products we supplied versus switch product supplying by Ancor. So, there is going to be a benefit for the customers.

ROBERT MONIGUE:     Okay. I assume there is some opportunities at the software layer to integrate these together under one management umbrella? Any rough feel on the timing of that type of integration? And also, has there been any determination made yet on the Sun warrant situation that Ancor has had there?

H. K. DESAI:        Bob, let me answer the first question and Tom can answer the second one. The software synergy, I mean this is too early to determine really the schedule or timeframe, but definitely we'll look at the synergies and then see what we can provide, but, right now, it's too early to determine that.

TOM ANDERSON:       Yes. And far as the warrant situation, it's a much similar answer. It's much too early to determine anything different.
                    We did review obviously those agreements in the due diligence process.

ROBERT MONIGUE:     Okay. Alright. I'll come back in a minute.

OPERATOR:           Jim Pointer, please proceed with your questions or comments.

JIM POINTER:        Yes. Is there a collar on this exchange or are you going
                    with a fixed percentage exchange regardless of stock prices of either entity going forward here?

TOM ANDERSON:       The exchange ratio is fixed and there is no price collar
                    effecting the closing of the transaction. The definitive merger agreement will be filed later this week with the SEC and you will have a chance to look at it at that point.

JIM POINTER:        And you're expecting a close in the calendar in the third
                    quarter?

TOM ANDERSON:       Yes. It's purely speculative at this point. It depends on
                    just how long the regulatory process ends up taking. We obviously will require shareholder


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                    approval both from our shareholders and Ancor from their
                    shareholders. And, uh, we have to obviously file, uh, an S-4 with the SEC and that is subject to review. So, the process we think will likely, uh, put us out in late summer, early fall.

JIM POINTER:        One last question. Does your alliance now with Ancor at the switch level, do you think it has any impact on the marketing of your HBA's with other switches out there, on the part of OEM's or systems integrators?

H. K. DESAI:        Well, that is not our strategy. What we want to do really is we want to continue working with all of our suppliers and for interoperability. Because we have common customers with a lot of switch suppliers. So, we will continue working that. We're not going to change any strategy on that regard.

JIM POINTER:        Okay. Great. Thank you.

OPERATOR:           Glen Hynans, with Needham & Company. Please proceed with
                    your questions.

GLEN HYNANS:        Can you comment whether there were any other discussions
                    that took place before this was agreed to? Whether there were any other bidders and then maybe comment on any changes to the combined, what the combined companies management team looks like?

H. K. DESAI:        We can't. We don't want to comment on any of these two
                    questions. We really can't comment on the first two and we don't know what's going on on the second one. It think it's too early for us to really talk about the management structure.

GLEN HYNANS:        And the warrants with Sun and Ancor, is that spelled out in the merger agreement? I mean, any reason SUN that you wouldn't just, you know, take, Sun wouldn't just be taking
                    QLogic, you know, you just do the exchange ratio and have Sun take the QLogic share. Has that been worked out?

H.K. DESAI:         Basically, yes it has, but again, that is something that's in the merger, definitive merger agreement, which will be filed later this week.

GLEN HYNANS:        Thank you.

OPERATOR:           Chau Wu with Insurance. Please proceed with your question or comment.

CHAU WU: Okay. Thanks. First congratulations. I just have kind of the same question that the previous guy asked. In terms, like, integration, do you plan to have this, you know, integrate their sales forces? Integrate their engineering teams? And also, what about the brand name? Will it be QLogic? Or will Ancor run as a separate entity?


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

H. K. DESAI:        QLogic is the one, let me answer your second question first.
                    QLogic is the one which is going to surviving entity. So it will be a QLogic brand name. About the integrations, we'll start working on that as soon as this transaction is complete. So, really, it's very difficult for us to comment on our integration plans right now. But, there are a lot of synergies between us in the operations areas because we have a lot of chip expertise. There are synergies in the marketing and sales. There is no overlap on the research and develop side for the both companies.

CHAU WU:            Okay. Thanks.

OPERATOR:           John Dean with Solomon Smith Barney. Please proceed with
                    your questions or comments.

CLINT VAUGHN:       Thank you. Actually, it's Clint Vaughn and firstly,
                    congratulations on the transaction. Ken, I would like to direct my question to you if possible. Could you talk about your relationship you recently had with EMC? Also, your ongoing relationship with Inrange and Intel and how this agreement may effect those? And then maybe, I don't know who wants to speak about this, but, if somebody could address potential synergies with clients and maybe you said end solution, but point to point, rather in the end-to-end will be probably be better. But if you could talk about some examples of how you see that really folding in. That would be helpful. Thank you very much.

H. K. DESAI:        Ken do you want to take the first one?

KEN HENDRICKSON:    Yes. I will. Alright. We've talked to each of those
                    customers and the response we've gotten has been very positive. I think we can be a better supplier and certainly our commitment to those customers is every bit as good as, has increased because we have increased resources, increased critical mass to be a good supplier. The products are so complimentary and the engineering work is so complimentary and then we put together the sales and marketing and get it well coordinated, I think the customer is going to be a real winner here. We're really thinking that the employee, the stockholders, the customers, the companies are all going to win. Because it's such a good strategic fit.

H. K. DESAI:        Let me try to answer your second question. Like I said, the benefits we have is the common customer base like Sun Micro
                    Systems, for example, EMC, I mean they are going to be benefiting from the total SAN solutions. The second benefit for the customers is that Ancor will have an expanded customer base because the relationship we have is from the customer. So, it's really providing a total SAN solution and that is going to be the big benefit for the customers.

CLINT VAUGHN:       Excellent. Thank you and just one other quick one. Are you planning on merging on facilities or locations at all.


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

H. K. DESAI:        No.

CLINT VAUGHN:       Thank you very much.

OPERATOR:           Rick Billy with SG Cowen. Please proceed with your questions or comments.

RICK BILLY:         Gentlemen, couple of, uh, clarifications if you would. The extent and duration of potential dilution until you reach break-even and when might that be?

H.K. DESAI:         Okay. The statement that's in the press release is obviously that we expect that the transaction to be neutral to slightly accretive to calendar 2001 earnings, we're not really specifying, you know, a specific targeted quarter within the year. In the meantime, this deal won't close until late in the third calendar quarter this year or perhaps even into the fourth calendar quarter. We don't expect that the dilution in this calendar year will be that significant. Perhaps in the $.03 to $.05 range is probably a maximum exposure there.

R. BILLY:           Thank you.

OPERATOR:           ______ Chad with Chad Partners. Please proceed with your
                    questions or comments.

CHAD: Yes. QLogic is sailing along and doing great, why exactly are we doing this deal and why are we doing it right now? That's question one. And question two for Ancor is, why were your receivables up so much in this recent quarter?

H. K. DESAI:        Let me answer. If you look at the IDC data, what we really do is we supply end-to-end solutions for the SAN market. If you look at IDC's numbers in 1999, there was about a 500,000,000 market. HBA which is what we addressed at about
                    49%, which are $250,000,000 TAM and switches about
                    $150,000,000 TAM which is about 30% of the market. If you look at going forward in 2003, the data says that it's going to be 4.5 billion dollar market, which will have about 38%
                    HBA, which is about a $1.7 billion dollar market and about
                    56% will be the switch market, which is about a $2.5 billion dollar market. So what QLogic is doing is really expanding its market by $2.5 billion dollars going forward in 2003.
                    And the compound annual growth rate for that market is about
                    73% for the SANs. So this is a great opportunity for us and we need to, uh, looking for a place where we can expand and grow with the synergistic technology and culture and we feel that Ancor is the right company for that.

CHAD: But their record is horrible and your record is awesome. And this dilution and the way the stock is getting hit, just, you know, it seems inopportune right now.


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H. K. DESAI:        Well, you can't really look at the short-term benefits. What we look at it is what's our strategies and where we going forward. Where the market is going and the opportunity and I disagree with you that they have a horrible record. I think, what I'm hearing from customers is that they have a great technology and that's what we're looking for.

CHAD: They preleased their, uh, their two quarters ago and their receivables are up this quarter. And obviously your holders are none too happy with your stock down 20 points today.

H.K. DESAI:         Okay. I think we've answered the question. Is there anything
                    Steve or Ken you want to address on his question on the receivables.

STEVE SNYDER:       Sure. I can address that. This is Steve. The fourth quarter, the calendar fourth quarter, the linearity within that quarter was weighted much more toward the middle of the quarter and hence we had an unusually low DSO in Q4 and I pointed that out in our call at the time. And Q1 March quarter, our quarter was more weighed toward the end of the quarter, hence, the receivables were higher. So, it's really a function of timing within the quarter and the increase is the difference between the two quarters and not a reflection of any creditors or collection issues.

CHAD:               Okay. Thank you. Best of luck.

UNKNOWN:            Alright. Thank you.

OPERATOR:           James Thayer for Prudential Security. Please proceed with
                    your question.

JAMES THAYER:       Thank you very much and congratulations on the merger. Most of my questions have been answered. Tom, as far as that notion is concerned, you seem to be saying that there is going to be a $.03 to $.05 dilution in QLogic's fiscal third quarter for the March 2001 year. Do I understand that correctly? And, what is going to be the overall effect in the March 2001 year?

TOM ANDERSON:       Jim, you understood my--my general comments I think pretty well. I said, the one thing that I'm going to clarify here a little bit is we don't know exactly when this transaction will close. We don't know if it will close within the third quarter or within fourth quarter. So that obviously affects when they'll be consolidated with our financial results. And basically in those quarters, I'm just giving you a range of what could be expected in those quarters, given the trend that we see with the numbers right now. And again, we're focused on the longer haul on this issue next year, overall its accretive earnings.

JAMES THAYER:       Yes. I understand. Okay. And, second, you both have
                    mentioned several times that there would be products synergies, but would you describe these in a little bit more detail briefly. Thank you.


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H. K. DESAI:        It's really what I said. There are solution synergies, like,
                    I said before, we supply the end node products which is HBA and the silicon and they have the switch which is in there, in the fabric for the customer it's a total end-to-end solution and that's the synergy we really talk about. It's more at the customer side synergy more than the product synergy. And then the technology synergy is the one which we both are in the fibre technology. We are also both investing in InfiniBand technology. So there is technology synergy which probably we will use in future products.

JAMES THAYER:       Thank you.

OPERATOR:           Michael Power with Steel Capital. Please proceed with your questions or comments.

MICHAEL POWER:      Hi. Good morning. Quick question about the competitive
                    landscape with this acquisition, could you talk about who might benefit from this acquisition and also maybe also your competitors who are really going to see more difficult challenges in the market. Thank you.

H. K. DESAI:        I think the biggest benefit is going to be the customers in this, the customers will have the most benefit because they can get the total solution. In a competitive market, I don't know, I mean I think it's going to be beneficial to us because we both will have our product for the SAN market.

MICHAEL POWER:      Okay. Thank you.

OPERATOR:           John McClone with McClone & Company. Please proceed with
                    your question.

MCCLONE: Yeah. I have two questions. The first is if you could help me understand your position versus Brocade's 2010 and the Vixel 7000 and Zoot's Capelli and how to you play down there? And secondly, concerning the combo HBA you just introduced, which I guess, Sun is OEM-ing, is that unique to Sun or will that be going out on all their servers and is that somehow play into all the Sun business that Ancor does with them in the switch area?

H. K. DESAI:        Let me answer the second question and then Ken can answer
                    the first one. The second question is the combo, what we announced about Sun, which is that Sun is using our chip to and they have designed a combo card for Fibre Channel and this is for that product so they are buying silicon from us and this is for Sun. There is no impact on this for--for the switch, for the Ancor acquisition. And Sun has designed us in for a lot of different products as to its on the motherboard or in the server or the HBA any way. And this is one of the one designs with Sun. Ken, you want to take the first one?

KEN HENDRICKSON:    Yes. I would. Thank you. We produce the broadest line of
                    Fibre Channel switches in the marketplace. We actually cover the whole marketplace. We have 8 and 16 port switches shipping today. They provide full fabric. They can also run in arbitrated loop mode and they can translate between the


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                    arbitrated loop or the old private loop. Let me clarify that a little bit because you can have a fabric arbitrated loop or a private loop arbitrated loop. So let me talk about whole fabric private loop and translate in between. So we cover the whole switch landscape 8 to 16 ports with the whole range of features. We have the lowest latency in the business. We are the only switch that can take a private loop initiator and translate it up to a full fabric and have a performance system that has more than a 126 nodes. So we have several technical advantages across that product line. In addition, we are sampling as I speak, a 64 port storage director product. The only company that does that in the industry, well, nobody does a 64 port in the industry and we will have a 128 port version of that this Fall. So Ancor has the broadest product line. I think it overlaps all the competitor's product lines.

MICHAEL POWER:      When you say translate, are you talking about dynamic
                    interactions? Or are you talking about a gradability to the fabric?

KEN HENDRICKSON:    No. I'm talking about dynamic interactions. In the private loop, you've got 8 bit addressing and if you want a simple minded model, the switch adds the other 16 bits to give you the 24 port address and keep tracks and so it treats that private loop device just as though it were full pledged member of the fabric by building into translation.

MICHAEL POWER:      And price wise?

KEN HENDRICKSON:    Price wise, I think we're very competitive.

MICHAEL POWER:      Okay. And one follow-up on that combo quick. How much does
                    Sun represent in your business now? And do you expect to accelerate where you will be experiencing a larger percentage of business from Sun?

TOM ANDERSON:       The percentage of Sun business to our total busines is only announced once a year. That's after a year-end. We have not announced our year-end results yet. Last fiscal year, they were about 18% of our total revenue. That's in the ballpark probably.

H. K. DESAI:        And we'll announce this Wednesday about the last fiscal
                    year.

KEN HENDRICKSON:    Last fiscal year. Yes.

MICHAEL POWER:      I guess, what I'm getting at is, the competitors that are
                    working with Sun now. Primarily, in the, Unix environment, such as Emulex. Do you think this is a competitive advantage over them, within the Sun environment?

H. K. DESAI:        What we are supplying, like I said before, we supplying
                    products to Sun just the combo card is not the only thing. I mean, we're doing the HBA for the SCSI, we have HBA for the Fibre Channel. We have silicon on their motherboard for their server, low-end server anyways. So we supply, we will be supplying the products on the lot of different fronts anyway for Sun. So


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

                    we really have a very dominant position at the Sun as far as Fibre Channel products are concerned.

MICHAEL POWER:      So you don't expect any market share shifts then? Between
                    you and Emulex at Sun?

H. K. DESAI:        Not at Sun.

MICHAEL POWER:      Okay. Good luck.

H. K. DESAI:        Thank you.

MICHAEL POWER:      Thanks.

OPERATOR:           ______ _______ Franklin Street Partners. Please proceed with your question.

UNKNOWN: I have two questions. One is do you have any kind of cost synergies on acquiring Ancor and secondly, could Ancor talk about their competitive positioning along in terms of a Broadcom and others in the area.

H. K. DESAI:        Like I said before, a lot of synergies exist between us and
                    Ancor. Long-term I don't expect to see anything be changed in the short term. But the long-term, because we are still looking at the expertise of the purchasing we'll probably have for the silicon, it is going to help us in the long term. So there will be some synergies in the long-term on the cost side. Ken you want to talk about the second question.

KEN HENDRICKSON:    Today we make InfiniBand and Fibre Channel switches that's our product line. I don't believe that Broadcom is in that product line.

UNKNOWN: O.k. sorry I meant to say Brocade not Broadcom. I'm sorry about that.

KEN HENDRICKSON:    We are the only ones in InfiniBand we're not shipping those yet but we are in a development mode there. As far as the Brocade switches our product line is virtually parallel with theirs. We have some features that they don't have but 8 port switches, we both sell 16 port switches we have private loop features we have public loop features. Ours is a little faster, ours does translate from a private loop initiator into a full fabric and probably most importantly we have 64 and 128 port switches in our product line. So I would say that we include all of Brocade's product line within our product line and then some.

UNKNOWN: Do you have any kind of lead over Brocade and how much time Brocade needs to catch up with you.

KEN HENDRICKSON:    I think that's a horse race. You take a point in time with any pair of competitors in a development company and somebody will come out with features ahead of one another.
                    We feel that we are ahead of them right now. If you ask
                    Greg, I suspect he'd claim that he was ahead of us and it is a horse


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

                    race and that's one of the advantages of this acquisition is it gives us the critical mass and the resources to be able to really run a good race, so that's why we're so enthusiastic about it.

UNKNOWN:            O.k. Thanks.

OPERATOR:           Chesapeake Partners, please proceed with your questions.

UNKNOWN: Congratulations and a couple of questions. One, could you tell us a little bit more, give us a little bit more color on the background to the transaction and two, you mentioned perhaps a September or October closing, I was wondering why this should take that long it sounds like a clean deal and then also I'm wondering you know, given the track records if there is some protection for QLogic that's explicit. In other words are there financial tests or product milestone tests or development tests that Ancor has to meet?

TOM ANDERSON:       O.k. First of all let's address the issue of the length of time to do the transaction. Uh, that is - you have to remember this also our year-end. We're going to be announcing our year-end results in two-days. We have a number of SEC filings to undertake as a result of year-end and as a result of this transaction and we're just anticipating that at worse case we'll probably have some commentary from the SEC. There is really nothing we feel out of the ordinary in this type of transaction but the SEC is obviously very diligent about matters these days. So in that regard we think that it could draw out that long. There is always the chance that it could go much faster too. The second part in terms of the milestones, etc. we're not going to get into addressing that today as I say there is some SEC documentation that's going to be filed with regard to the merger later this week, but we feel that we've done certainly a good job in the due diligence process and we feel very comfortable with where this company is heading and we think that we can obviously assist Ancor in moving along to identify the area even faster perhaps than they would have been able to do alone.

UNKNOWN:            So there are no earnings test or product development tests?

TOM ANDERSON:       Again, that's something that we are not commenting on here today.

UNKNOWN:            O.k. Thank you.

OPERATOR:           _______________ of Morgan Stanley Dean Whiter please proceed with your questions or comments.

UNKNOWN: Yes, I was wondering when a deal's announced there is a period of uncertainty where at times customers defer decisions on purchasing products and I was wondering if there is any plans that the companies have for preventing that sort of thing. Anything you can do ahead of the deal that would allow the company to continue selling during the course of completing this deal.

H. K. DESAI:        You know - I kind of -- in our business it takes a lot of
                    time to get the design win. It's not like the business is made in a very short period so whatever design means they have or what we have in our product I think that's not going to change at all. We will continue without any problems or issues because its a long way inside the design and the qualification cycles. Um, for the future one I don't think people is going to wait for making the decisions because what this is really providing to the customer is that they have better resources available with a combined company so there is a benefit to them.

UNKNOWN:            O.k. Thank you.

OPERATOR:           Mike Ridgelay with Regan MacKenzie please proceed with your questions.

MIKE RIDGELAY:      Yes, I have three real quick questions. First you mentioned the operational impact going forward and long-term regarding purchasing silicon and what not you have a pretty competitive gross margin in the industry in general, what long-term impact do you see to the gross margin with the addition of these new products. Secondly, you mentioned there are some new customer opportunities. You mentioned some of the overlaps could you identify maybe a little bit of detail from the new opportunities that you see with QLogic products given the Ancor customer list and finally, just a little bit of discussion perhaps on how you're positioning the Anchor switch vs. Brocade in the NT environment and how you see that environment progressing.
                    Thank you.

H. K. DESAI:        Like I said, there are benefits long term because of the
                    synergy we'll have on the marketing and sales side. The gross margin is - we really don't know right now. We cannot comment on that when I don't think there is going to be an impact on the gross margin of what we doing our self. But gross margin for Ancor long term, we don't have a date right now we'll let you know as the time goes. The customer opportunity is we have a lot of common customers between us and what this deal is really providing is expanded opportunity for both of us and the relationships we have.
                    Ken you want to answer the last question about the NT market for the switch?

KEN HENDRICKSON:    Why certainly, H.K. you have a lot of credibility in a good partnership with several customers in that space. I think that by being part of QLogic the Ancor switch can benefit from those relationships and that credibility with the NT customers.

MIKE RIDGELAY:      Great thanks a lot and we'll listen to you again on
                    Wednesday.

TOM ANDERSON:       I would just like to add one further. . . a little bit of
                    commentary on the general financial question that was asked and maybe I wasn't real clear on this a little earlier. We do expect to achieve accretion in the first half of calendar year 2001 on this transaction, but obviously we're not going to get into the details today of how we're going to affect things like gross margins and operating expenses and other details but we feel pretty confident about the overall outcome of the financial success of the two companies.

KEN HENDRICKSON:    I'd like to make one addition too if I could to my last
                    comment. I think its important to consider that there will be second sourcing opportunities as this industry matures and I think that by being part of QLogic and having their relationships and their credibility with the NT customers that will aid us in the second sourcing and even in some cases first sourcing opportunities of those customers. Thank you.

OPERATOR:           Glen Hynans with Needham & Company please proceed with your follow-up question.

GLEN HYNANS:        Couple things. One of the callers asked about the background of the transaction can you give us any color on how long you've been talking to one another. Two, I guess there was an announcement - a press release about interoperability between certain switch vendors being demonstrated this morning. Can you comment on more specifically just what interoperability is being demonstrated and whether this represents a major milestone in the process towards a switch to switch interoperability or not and lastly are there break up fees in this deal and can you tell us anything there.

UNKNOWN: In terms of the - how the transaction - the color of how it came together, all the details of that will be in the jointly filed S-4. Those were recent discussions that obviously were held between the CEO's and I think that's as far as it went to answer that question. Go ahead H.K.

H.K DESAI:          Ken do you want to take the interoperability questions?

KEN HENDRICKSON:    Yes I will. There was a OSFI press release this morning
                    which talked about the demonstrations that are going to be demonstrated at N plus I which is a conference that's going on in Las Vegas this week. The announcement was that Ancor, Gadzoox, Vixel and MacData along with Inrange will be demonstrating switches in a fabric working together heterogenous fabric. There was one switch supplier that is part of OSFI which is not taking part in the demonstration and that's Brocade.

UNKNOWN: I think we have time maybe for one additional question we do need to cut this teleconference at 45 minutes and its just about at that time limit.

OPERATOR:           Robert Monigue with Morgan Keegan please proceed with your question.

ROBERT MONIGUE:     Just a few follow-ups. First of all building on that interop question. Ken or H.K. could maybe either of you comment on the macro recent trends at the OEM's on desirability or how strong they are pushing the industry to achieve interoperability. Second of all on the director type products maybe you could just refresh your view of how much of the market you see moving from 8-16 port switch categories over to higher port count or high availability type products like the director and are typically are you seeing customers create these as separate procurement categories or are these gonna be viewed with established design situations in the eight and sixteen port and then finally - get my little shopping list in here - Ancor's got a relationship with Intel on the InfiniBand and H.K. I know your very active in both VI and InfiniBand any direct impact or synergy that you see in the Intel relationship with those technologies. Thank you.

H.K DESAI:          Uh, Ken I think you can take most of the questions there.

KEN HENDRICKSON:    O.k. I will. Thank you for the question Robert and I'll
                    point you to the recent EMC announcement where both Brocade, Ancor and McData are in the announcement in the form of the NC switch. A lot of our customers are now demanding interoperability and I think its a strong trend. Speaking from my experience in the past I will tell you that people want dual sourcing, they want interoperability without it the industry is severely handicapped. So there will be a lot of pressure for interoperability. With regards to the director we are seeing that in the same category. We are seeing people wanting a switch family. A lot of our Unix people want to build fabrics that not only have a 8 and 16 port switches but they have a fabric topology that has 64 port switches and 8 and 16 and its interesting because you might assume in the center actually it depends so much on the fabric. The larger switch may be on the edge and you might have a small switch in the core it might be reversed.
                    It's that flexibility. What our customers want is to be able to provide a growth scenario for their end-users so they want to be able to build a fabric that can expand over time and keep that customer and by having a full family of switches they have a better chance of providing that growing fabric for their customers. As far as Intel is concerned we're very active, we're very proud of the fact that we're writing a lot of the standards documents and very active.
                    One of the comments I got this morning when we did the all hands meetings and I will take this opportunity to make this statement that our employees are very enthusiastic about this and feel that teaming with QLogic is going to be extremely beneficial but one of the advantages is that they knew a lot of QLogic people from the Intel sponsored and InfiniBand meetings.

H.K DESAI:          I like to add a couple of things what Ken said is that the
                    QLogic management team is and the employees are very enthusiastic about this deal. We are getting a tremendous positive response inside QLogic. I also have known Ken for many many years. I use to really work for him one time at WB so we have great relationship we also have secured employment contracts with the team at Ancor. So we are looking forward that this is going to be very very exciting fortunately for both companies and we are looking forward for the challenges on these things. With that Tom, do you have closing remarks?

TOM ANDERSON:       We want to thank everybody for joining us for this special teleconference. As a reminder those of us at QLogic will look forward to discussing our fourth quarter and year-end results with you on Wednesday, May 10th at 2:30 p.m. PST.
                    Thanks to everybody for joining us.

H.K DESAI:          Thank you.

OPERATOR:           Ladies and Gentlemen that does conclude our conference call for today you may all disconnect and thank you for participating.

                                   *  *  *  *


ABOUT ANCOR COMMUNICATIONS

Ancor Communications Inc. (Nasdaq: ANCR) provides high-performance SANbox(TM) Fibre Channel switches for storage area networks (SANs). The company's customers include EMC, Hitachi Data Systems, INRANGE Corporation, MTI Technology Corp., Sun Microsystems, and premier SAN resellers, including Bell Microproducts and Datalink. The company was the first to deliver a Fibre Channel switch, and the first to hit the one-gigabit performance level. Ancor, an ISO 9001 quality certified company, is a member of the Fibre Channel Industry Association, the Storage Networking Industry Alliance, the InfiniBank Trade Association, the ANSI Standards Committee, and the University of New Hampshire Fibre Channel Consortium to promote the advancement of Fibre Channel standards and interoperability. Information on Ancor is available on the Web at http://www.ancor.com.

ABOUT QLOGIC

A member of the Nasdaq-100 Index, QLogic Corporation sold more Fibre Channel host bus adapters in 1999 than any other manufacturer in the world according to IDC. The company is also a leading designer and supplier of semiconductor and board-level I/O and enclosure management products targeted at the computer system, storage device and storage subsystem marketplaces. QLogic high-performance controllers are implemented in products from technology leaders such as AMI, Compaq, Dell, Fujitsu, Hitachi, IBM, Iwill, Quantum, Raidtec, Siemens, Sun Microsystems and Unisys. The company's high-performance Fibre Channel and SCSI solutions play a key role in enabling enterprise-level storage area networks (SANs) and the company's enclosure management products monitor and communicate component information that is critical to computer system and storage subsystem reliability and availability. For more information about QLogic and its products, contact QLogic Corp., 26600 Laguna Hills Drive, Aliso Viejo, CA 92656; telephone: 800/662-4471 (sales); 949/389-6000 (corporate); fax:
949/389-6126; home page http://www.qlogic.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

QLogic Corporation ("QLogic") and Ancor Communications, Incorporated, ("Ancor ") plan to file a Registration Statement on Form S-4 and other relevant documents with the Securities and Exchange Commission (the "SEC") in connection with the merger, and QLogic and Ancor expect to mail a Joint Proxy Statement/Prospectus to stockholders of QLogic and Ancor containing information about the merger.

Investors and security holders are urged to read the Registration Statement, the Joint Proxy Statement/Prospectus, and other documents filed with the SEC carefully when they are available. The Registration Statement, Joint Proxy Statement/Prospectus, and other filings will contain important information about QLogic, Ancor, the merger, the persons soliciting proxies relating to the merger, their interests in the merger, and related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Investors will be able to obtain copies of the documents free of charge from QLogic by directing a request through the Investor Information portion of QLogic's website at http://www.qlogic.com or by mail to QLogic Corporation, 26650 Laguna Hills Drive, Aliso Viejo, CA 92656, attention: Investor Relations, telephone: (949) 389-6000. Documents filed by Ancor will be available free of charge from Ancor by directing a request through the Investor Information portion of Ancor's website at http://www.ancor.com or by directing a request by mail to Ancor Communications, Incorporated, 6321 Bury Drive, Eden Prairie, MN 55346, attention: Investor Relations, telephone: (612) 932-4000. In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, QLogic and Ancor file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by QLogic or Ancor at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. QLogic's and Ancor's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS. NOTHING HEREIN SHALL CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.

SOLICITATION OF PROXIES; INTERESTS OF CERTAIN PERSONS IN THE MERGER.

QLogic, Ancor and their respective directors and executive officers, who may be considered participants in this transaction, and certain other members of management and employees may be soliciting proxies from QLogic's stockholders and Ancor's shareholders in favor of approval and adoption of the merger agreement.

The following are the directors and executive officers of QLogic:


Name                            Position
----                            --------
H.K. Desai                      Director, Chairman of the Board, Chief Executive Officer and President

Thomas R. Anderson              Vice President and Chief Financial Officer

Michael R. Manning              Secretary and Treasurer

David Tovey                     Vice President and General Manager, Peripheral Products Group

Lawrence F. Fortmuller, Jr.     Vice President and General Manager, Computer Systems Group

David M. Race                   Vice President and General Manger, Enclosure Management Products Group

Mark A. Edwards                 Vice President, Sales and Corporate Marketing

Carol L. Miltner                Director

George D. Wells                 Director

Larry R. Carter                 Director

The following are the directors and executive officers of Ancor:

Name                            Position
----                            --------
Kenneth E. Hendrickson          Director and Chief Executive Officer

Calvin G. Nelson                President

Steven E. Snyder                Chief Financial Officer and Secretary

John F. Carlson                 Director

Gerald M. Bestler               Director

Paul F. Lidsky                  Director

Michael L. Huntley              Director

Amyl Ahola                      Director

Thomas F. Hunt, Jr.             Director

The directors and executive officers of Ancor have interests in the merger, some of which may differ from, or may be in addition to, those of Ancor shareholders generally. Those interests include:

* in connection with the merger, Steve Snyder and Calvin Nelson have entered into employment agreements with Ancor and noncompetition agreements with QLogic which will be effective as of the closing date of the merger;

* in connection with the merger, Ken Hendrickson has entered a consulting agreement and a noncompetition agreement with QLogic which will be effective as of the closing date of the merger;

* in connection with the merger certain key engineers will enter into employment agreements with Ancor and noncompetition agreements with QLogic;

* certain of the directors and executive officers of Ancor may own options to purchase shares of Ancor common stock which will become vested and exercisable in connection with the merger;

* Ken Hendrickson will become a member of the board of directors of QLogic in connection with the merger; and

* certain of the executive officers of Ancor will receive payments pursuant to the merger that are considered to be "parachute payments" under the Internal Revenue Code of 1986, and Ancor will pay excise taxes on behalf of the executive officers in connection with such parachute payments.

Additional information about the officers and directors of QLogic can be found in QLogic's Proxy Statement for its 1999 Annual Meeting of Stockholders. More information about the officers and directors of Ancor, including information about their option benefits and holdings of Ancor common stock can be found in Ancor's Proxy Statement for its 2000 Annual Meeting of Shareholders in the section titled "Executive Compensation." QLogic's and Ancor's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

The report contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. References made in this report, and in particular, statements regarding the proposed QLogic/Ancor merger are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the merger; failure of the QLogic stockholders or Ancor shareholders to approve the merger; costs related to the merger the risk that the QLogic and Ancor businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting the businesses of QLogic and Ancor generally.

For a detailed discussion of these and other cautionary statements concerning QLogic and Ancor and their respective operations, please refer to QLogic's and Ancor's filings with the Securities and Exchange Commission, including their most recent filings on Form 10-K and 10-Q, QLogic's and Ancor's Proxy Statements for their respective Annual Meetings of Stockholders and the "Forward-Looking Statements" section of the Management's Discussion and Analysis section of QLogic's Form 10-K for the fiscal year ended March 28, 1999 and Form 10-Q for the quarterly period ended December 26, 1999. QLogic's and Ancor's filings with the SEC are available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Trademarks and registered trademarks are the property of the companies with which they are associated.

                                       ###